UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 001-38878

So-Young International Inc.

2/F, East Tower, Poly Plaza

No. 66 Xiangbin Road

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒          Form 40-F ☐

Board and Officer Change

Mr. Xiaodong Ying has resigned as a member of the board of directors (the “Board”) of So-Young International Inc. (the “Company”) and the Chief Technology Officer of the Company for personal reasons, effective as of June 3, 2025. Mr. Ying will assist the Company in achieving a smooth transition of his job responsibilities. The resignation of Mr. Ying is not due to any disagreement with the Company regarding its business, finance, accounting and/or any other affairs.

To fill the vacancy created by Mr. Ying’s resignation, the Board has approved the appointment of Ms. Bei Wang, the Chief Marketing Officer of the Company, and Ms. Gefei Li, the Chief Operating Officer of the Company, each as a member of the Board, effective as of June 6, 2025.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

So-Young International Inc.

By:	/s/ Hui Zhao
	Name:	Hui Zhao
	Title:	Chief Financial Officer

Date: June 6, 2025